UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.____)*

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class Securities)

98986T108

 (CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 11 Pages

CUSIP No. 98986T108

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Digital Growth Advisors, LLC 45-4534205
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 15,355,184*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,355,184
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,355,184
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.2%
12	Type of Reporting Person (See Instructions) IA, HC

* Digital Growth Advisors, LLC is the manager of ZGN Management, LLC, and ZGN Management, LLC is the manager of ZGN I, LLC, Z24 LLC and Z25 LLC (the “Funds”), which own 13,568,172 shares, 1,398,600 shares and 388,412 shares, respectively, of the Issuer’s Class B Common Stock.

Page 3 of 11 Pages

CUSIP No. 98986T108

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ZGN Management, LLC 27-1921750
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 15,355,184*
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,355,184
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,355,184
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.2%
12	Type of Reporting Person (See Instructions) HC

* ZGN Management, LLC is the manager of the Funds.

Page 4 of 11 Pages

CUSIP No. 98986T108

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ZGN I, LLC 27-1921813
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 13,568,172
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,568,172
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,568,172
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%
12	Type of Reporting Person (See Instructions) OO

Page 5 of 11 Pages

CUSIP No. 98986T108

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Zangrillo
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 15,355,184
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,355,184
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,355,184
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.2%
12	Type of Reporting Person (See Instructions) IN, HC

* Mr. Zangrillo is the manager of Digital Growth Advisors, LLC.

Page 6 of 11 Pages

Item 1.

(a) Name of Issuer

Zynga Inc.

(b) Address of Issuer’s Principal Executive Offices

699 Eighth Street

San Francisco, CA 94103

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed on behalf of Digital Growth Advisors, LLC (“DGA”), ZGN Management, LLC (“ZGN Management”), ZGN I, LLC (“ZGN I”) and Robert Zangrillo (collectively, the “Reporting Persons”). Each of the Reporting Persons owns, or is deemed to own, shares of Class B Common Stock of the Issuer. Pursuant to the Issuer’s Articles of Incorporation, Class B Common Stock may be converted into the Issuer’s Class A Common Stock on a 1:1 basis at the discretion of the shareholder. Class B Common Stock will also convert automatically into Class A Common Stock as of the date on which the number of outstanding shares of Class B Common Stock and Class C Common Stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share.

(b) Address of Principal Business office or, if None, Residence

For DGA:

1111 Brickell Ave, 11th Floor

Miami, FL 33131

For ZGN Management, ZGN I and Mr. Zangrillo:

1521 Alton Road, Suite 352

Miami Beach, FL 33139

(c) Citizenship

Each of DGA, ZGN Management and ZGN I is a Delaware limited liability company.
Robert Zangrillo is a United States citizen.

Page 7 of 11 Pages

(d) Title of Class of Securities

Class A Common Stock

(e)   CUSIP Number

98986T108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).*
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4. Ownership

For DGA, ZGN Management and Mr. Zangrillo:

(a) Amount beneficially owned: 15,355,184

(b) Percent of class: 11.2%*

(c) Number of shares to which the Reporting Person has:

Page 8 of 11 Pages

(i) Sole power to vote or to direct the vote: 15,355,184

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 15,355,184

(iv) Shared power to dispose or to direct the disposition of: 0

For ZGN I:

(a) Amount beneficially owned: 13,568,172

(b) Percent of class: 9.9%*

(c) Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 13,568,172

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 13,568,172

(iv) Shared power to dispose or to direct the disposition of: 0

* The ownership percentage of each Reporting Person is calculated based on an assumed total of 136,736,216 shares of Class A Common Stock outstanding as of December 31, 2011, which is equal to the number of shares provided in a correspondence to the Reporting Persons by the Issuer as of December 31, 2011, plus the number of shares of Class A Common Stock held by the Reporting Persons on an as-converted basis.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

DGA is the manager of ZGN Management, and ZGN Management is the manager of the Funds, which collectively own 15,355,184 shares of the Issuer’s Class B Common Stock. As the manager of the Funds, ZGN Management may be deemed to be the beneficial owner of the shares owned by the Funds, as in its capacity as manager, it has the power to dispose of and vote the shares owned by the Funds. DGA, in its capacity of the manager of ZGN Management, may also be deemed to be the beneficial owner of the shares owned by the Funds.

Robert Zangrillo is the manager of DGA and, in his capacity as the controlling person of DGA, he may be deemed to beneficially own the shares of the Issuer owned by the Funds. Pursuant to Rule 13d-4, Mr. Zangrillo disclaims beneficial ownership of the securities owned by the Funds.

Page 9 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2012

Digital Growth Advisors, LLC

By:	/s/ Michael McCartney
Michael McCartney,
Authorized Person

ZGN Management, LLC
By: Digital Growth Advisors, LLC,
its Manager

By:	/s/ Michael McCartney
Michael McCartney,
Authorized Person

ZGN I, LLC
By: ZGN Management, LLC,
its Manager

By: Digital Growth Advisors, LLC,
its Manager

By:	/s/ Michael McCartney
Michael McCartney,
Authorized Person

/s/ Robert Zangrillo
Robert Zangrillo

Page 11 of 11 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 16, 2012

Digital Growth Advisors, LLC

By:	/s/ Michael McCartney
Michael McCartney,
Authorized Person

ZGN Management, LLC
By: Digital Growth Advisors, LLC,
its Manager

By:	/s/ Michael McCartney
Michael McCartney,
Authorized Person

ZGN I, LLC
By: ZGN Management, LLC,
its Manager

By: Digital Growth Advisors, LLC,
its Manager

By:	/s/ Michael McCartney
Michael McCartney,
Authorized Person

/s/ Robert Zangrillo
Robert Zangrillo